SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
CNPJ/ME 76.483.817/0001-20 - NIRE 41300036535 - CVM Registration 1431-1
B3 (CPLE3)
NYSE (ELPC)
LATIBEX (XCOPO)

Copel DIS´s billed increased by 7.2% in 2Q26

Year-to-date growth stands at 4.6%

COPEL (“Company”) hereby informs its shareholders and the market in general:

Distribution - Grid Market

The billed grid market, which deducts part of the energy offset by Mini and Micro Distributed Generation (MMGD), grew by 7.2% in 2Q26. Electricity consumption in Copel Distribuição’s grid market increased by 7.3% compared to the same period last year.

This result stems primarily from increased consumption in the residential and commercial segments, driven mainly by greater economic activity in the concession area, growth in the customer base over the period, and higher temperatures at the beginning of 2Q26 compared to those observed in 2Q25.

*Considers the effect of reclassifying industrial consumer units to residential and commercial.

The following chart shows the electricity consumed by class in 2Q26:

The following table shows Copel's total energy sales, broken down between Copel DisCo, Copel GenCo, Wind Farms and Copel TradeCo:

Note: Does not consider the energy made available through the MRE (Energy Reallocation Mechanism). The results for June 2026 are preliminary and may be subject to change following the release of the final accounting results by the CCEE, which had not yet been released as of the date of this press release.

1 Includes Short-Term Sales Contracts and CBR. It does not include buying and selling that involves monetizing of ballast.

2 Negative values mean that there were more purchases than sales. It does not include buying and selling that involves monetizing of ballast.

Curitiba, July 16, 2026

Felipe Gutterres

Vice-President of Finance and Investor Relations

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 16, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.